Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Biostage, Inc.:

We consent to the use of our report dated April 2, 2018, with respect to the consolidated balance sheets of Biostage, Inc. as of December 31, 2017 and 2016 and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively, the “consolidated financial statements”), incorporated herein by reference.

Our report dated April 2, 2018 contains an explanatory paragraph that states the Company has suffered from recurring losses from operations and will require additional financing to fund future operations which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Cambridge, Massachusetts,

May 31, 2018